Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT ("MiX Telematics")

CHANGE OF COMPANY SECRETARY

Shareholders are referred to the announcement released on 17 May 2017, wherein shareholders were advised that Java Capital Trustees and Sponsors Proprietary Limited had been appointed as the company secretary on an interim basis.

The company is pleased to advise that Statucor Proprietary Limited has been appointed as company secretary to MiX Telematics with effect from 1 July 2018.

The board of directors thanks Java Capital Trustees and Sponsors Proprietary Limited for their contribution as company secretary to MiX Telematics.

18 June 2018

Sponsor